May 28, 2025

Varun Krishna
Chief Executive Officer
Rocket Companies, Inc.
1050 Woodward Avenue
Detroit, MI 48226

       Re: Rocket Companies, Inc.
           Registration Statement on Form S-4
           Filed April 29, 2025
           File No. 333-286833
Dear Varun Krishna:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-4
Q: Is Rocket's obligation to complete the mergers subject to Rocket receiving financing?, page 2

1. We note your disclosure on page 121 that, "Rocket does not intend to draw on the
       Bridge Facility, as it intends to incur permanent financing prior to, or concurrently with, the closing of the Mr. Cooper Mergers." Please revise this Q/A to provide additional details about the planned, permanent financing.
Summary, page 15

2. Please revise to provide a summary of the anticipated business focus, liquidity and governance structure of the combined company. Include as appropriate disclosure of anticipated changes to the business or geographic focus of the combined company.
       For example, with respect to the anticipated liquidity position, we note "Treatment of
 May 28, 2025
Page 2

       Mr. Cooper's Existing Debt" on page 21 where you state that Rocket intends to refinance senior notes in connection with the triggering of change of control provisions. It also addresses possible actions with respect to $6 billion of borrowings related to MSRs and a bridge facility of $4.95 billion. It is unclear to what extent different actions taken with respect to the notes (e.g., the possibility that Rocket is unable to refinance the notes), MSRs or other areas of business may result in materially different outcomes with respect to the combined company's business focus or liquidity. We also note the statement on page 17 that the company "may declare a dividend to the holders of Mr. Cooper common stock consisting of $2.00 per share." It is unclear to what extent the dividend, combined with other anticipated actions, could significantly change the resulting capitalization of the combined company.
       Additionally, where you describe the Governance Letter on page 25, or where appropriate, please provide a summary of the combined company's key management and board representatives from each of Mr. Cooper and Rocket.
The Mergers, page 16

3.     Please include here, and elsewhere as appropriate a chart that shows
Rocket's
       ownership structure immediately prior to and after the Mergers. The chart should indicate the percentage of shares that are held by various groups, including RHI, former Mr. Cooper and Redfin shareholders, and other relevant groups. Also include in the chart disclosures giving effect to the Up-C Collapse.
Merger Consideration, page 16

4. Please revise this section to include disclosure of the aggregate merger consideration on the day prior to the public announcement of the mergers and as of the last practicable trading day before the date of the joint proxy and information statement/prospectus.
Background of the Mergers, page 43

5. We note your disclosure on page 45 that, "on February 11, 2025, Rocket delivered to
       Mr. Cooper a three year standalone financial forecast for Rocket prepared by Rocket management." Please revise the registration statement to include a section similar to
       the section titled "Mr. Cooper   s Unaudited Prospective Financial
Information" that
       summarizes all of the material terms of the Rocket financial forecasts.
6. Please clarify the extent to which Paul Weiss participated in the meetings described in this section prior to Paul Weiss' delivery of the initial draft of the merger agreement on March 7, 2025. If material, please revise the discussion to indicate their participation.
Mr. Cooper's Unaudited Prospective Financial Information, page 66

7. Please further clarify material information regarding the financial forecasts Mr.
       Cooper prepared and are referred to throughout the Background of the Merger section beginning on page 43.
Regulatory Approvals Required for the Mergers, page 82

8. Please revise this section and the risk factor on page 35 to provide more detail
 May 28, 2025
Page 3

       regarding material notices, applications, or other filings any of the parties to the mergers are required to make to particular state or federal governmental authorities.
       Include disclosure regarding the status of each of these notices, applications, or other filings.
Unaudited Pro Forma Condensed Combined Financial Information, page 114

9. Please present each adjustment separately on the face of the pro forma balance sheet and statement of income to allow an investor to tie the adjustment to the information in the notes.
10. We note your disclosure that the tax receivable agreement will be amended and the discussion of the change in the TRA liability in note (d) on page 122. Please revise to discuss any material changes in the tax receivable agreement.
Note 2 - Up-C Collapse Adjustments, page 122

11. Please revise adjustment (c) to provide additional information related to the recognition of the material deferred tax liability.
12. Please revise adjustment (e) to discuss the reason for the pro forma adjustment or refer to disclosure in the filing that provides the relevant information.
Note 4 - Preliminary Purchase Price Allocation for Redfin Merger, page 126

13. Please tell us how you determined that the "Cash paid to pay off term loan, accrued interest, and prepayment premium" should be considered merger consideration.
       Specifically provide us any guidance that supports your determination. We also note the pay off of Mr. Cooper debt was considered merger consideration as disclosed on page 135.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Michael Henderson at 202-551-3364 or Michael Volley at 202-551-
3437 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at 202-551-3234 or James Lopez at 202-551-3536 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Finance